UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                          (Amendment No. _________)*


                                 Quazon Corp.
_____________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
_____________________________________________________________________________
                        (Title of Class of Securities)


                                  747794105
_____________________________________________________________________________
                                (CUSIP Number)


     James R. Kruse, 50 W. Broadway, #800, SLC, UT  84101, (801) 531-7090
_____________________________________________________________________________
     (Name Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                 June 6, 2001
_____________________________________________________________________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 747794105                                          Page 2 of 3 Pages


______________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Todd B. Crosland
______________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                          (b) [  ]

______________________________________________________________________________
3     SEC USE ONLY


______________________________________________________________________________
4     SOURCE OF FUNDS

      PF
______________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [  ]

______________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION


      United States citizen
______________________________________________________________________________
             |7    SOLE VOTING POWER
             |
             |     8,509,410 shares
NUMBER OF    |________________________________________________________________
SHARES       |8    SHARED VOTING POWER
BENEFICIALLY |
OWNED BY     |     0 shares
             |________________________________________________________________
EACH         |9    SOLE DISPOSITIVE POWER
REPORTING    |
PERSON       |     8,509,410 shares
WITH         |________________________________________________________________
             |10   SHARED DISPOSITIVE POWER
             |
             |     0 shares
______________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,509,410 shares
______________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                               [  ]


______________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.5%
______________________________________________________________________________

14    TYPE OF REPORTING PERSON

      IN
______________________________________________________________________________

Item 1. Security and Issuer

        Common stock, $0.001 par value
        Quazon Corp. (the "company")
        630 North 400 West
        Salt Lake City, Utah 84103


Item 2. Identity and Background

        (a) The name of the person filing this statement is Todd B. Crosland ("reporting person");

        (b) Mr. Crosland's business address is 630 North 400 West, Salt Lake City, Utah 84103;

        (c) Mr. Crosland's principal occupation or employment is Chairman and President of Rex Industries, an entity engaged in industrial steel fabrication;

        (d) Mr. Crosland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

        (e) Mr. Crosland has not, during the last five years, been a party to any civil proceeding; and

        (f) Mr. Crosland is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration

        8,000,000 shares of the company common stock owned by the reporting person were acquired in connection with a tax-free stock-for-stock exchange for 8,000,000 shares of Scientific Energy stock. Such exchange was done simultaneously with and as part of a similar exchange of 12,000,000 shares of Scientific Energy stock for 12,000,000 shares of Quazon Corp. stock by Hans Roes, the only other shareholder of Scientific Energy prior to the transaction. Quazon Corp. now owns 100% of the stock of Scientific Energy in a transaction completed in Salt Lake City, Utah on June 6, 2001. The remaining 529,410 shares were purchased from a prior affiliate of the company for $1,172 from the private funds of the reporting person of which 20,000 shares were gifted to the secretary/treasurer of the company.

Item 4. Purpose of Transaction

        The shares were acquired for the purpose of obtaining control over the company. It is anticipated that the name of the company will be changed and a new board of directors will be elected. Immediately following the transaction pursuant to which the reporting person obtained such shares, all of the former officers of the company resigned, and one of the directors resigned. Two new directors (including the reporting person) were appointed and new officers, including president (the reporting person) and secretary/treasurer, were also appointed. For a description of the transaction, see Item 3.


Item 5. Interest in Securities of the Issuer

        The reporting person has sole voting and dispositive power over 8,509,410 shares of common stock. This represents 31.5% of the issued and outstanding shares of the company. For a description of the transaction, see
Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The reporting person loaned $150,000 to another individual who is also an affiliate of the company, the repayment of which is due in 90 days, and the maker of the note pledged as collateral for such repayment 1,500,000 shares of company stock. The terms of such documents contain standard default and similar provisions. Such funds were not used to fund the acquisition described in Item 3.

Item 7. Material to Be Filed as Exhibits

        N/A.



                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Todd B. Crosland
                                              _____________________________
Date 6/15/01                                  Todd B. Crosland
     _______